

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

August 29, 2008

Mr. Cosmo Palmieri
Chief Financial Officer
Our Glass, Inc.
P.O. Box 110310
Naples, Florida 34108-0106

      Re: Our Glass, Inc.
             Form 10-KSB/A for the Year Ended December 31, 2007
             Filed August 26, 2008
             File No. 0-50937

Dear Mr. Palmieri:

      We have completed our review of your Form 10-K/A and related filings and have no further comments at this time.

                 Sincerely,

                 William Thompson
                 Accounting Branch Chief